SCIENCECAST SPV LLC

CERTIFICATE OF FORMATION

Pursuant to the Delaware Limited Liability Company Act (6 Del.C.Sec. 18-101, *et seq.*), the undersigned, being authorized to executed and file this Certificate of Formation, hereby certifies that:

1. **Name.** The name of the limited liability company is:

ScienceCast SPV LLC

2. **Registered Agent.** The name and registered agent of the limited liability company required to be maintained by Section 18-104 of the Delaware Limited Liability Company Act is:

Delaware Registered Agents & Incorporators, LLC

3. **Registered Office.** The address of the registered office of the limited liability company is:

19 Kris Court, Newark, Delaware 19702

4. **Purpose.** The limited liability company may engage in any lawful business.

5. **Term.** The limited liability company shall have perpetual existence.

IN WITNESS WHEREOF, the undersigned, being over the age of 18 years, has executed this Certificate of Formation on October 18, 2023.

Andrew L. Jiranek, Authorized Person

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:06 PM 10/18/2023
FILED 04:06 PM 10/18/2023
SR 20233762729 - File Number 2508092

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY "SCIENCECAST SPV LLC" IS DULY FORMED UNDER THE LAWS OF THE STATE OF DELAWARE AND IS IN GOOD STANDING AND HAS A LEGAL EXISTENCE SO FAR AS THE RECORDS OF THIS OFFICE SHOW, AS OF THE EIGHTEENTH DAY OF OCTOBER, A.D. 2023.

Jeffrey W. Bullock, Secretary of State

2508092 8300

SR# 20233762729

You may verify this certificate online at corp.delaware.gov/authver.shtml

Authentication: 204405012

Date: 10-18-23